UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On September 6, 2007, Husky Energy Inc. (the “Company”) entered into an Underwriting Agreement Basic Provisions (the “Basic Provisions”) and Terms Agreement dated September 6, 2007 (together with the Basic Provisions, the “Underwriting Agreement”), among the Company and Citigroup Global Markets Inc., HSBS Securities (USA) Inc. and RBC Capital Markets Corporation, as representatives of the several underwriters named in the Underwriting Agreement relating to the offer and sale of the Company’s U.S. $ 300,000,000 6.20% notes due 2017 and U.S. $ 450,000,000 6.80% notes due 2037 (collectively, the “Notes”).

The Underwriting Agreement and the form of indenture relating to the issuance of the Notes (which is hereby incorporated by reference as an exhibit to the Company’s registration statement on Form F9 (file no. 333-137211)) are attached hereto as Exhibits 99.1 and 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.
By:	/s/ J.D. Girgulis
J.D. Girgulis Vice President, Legal & Corporate Secretary

Date: September 10, 2007